N E W S R E L E A S E

October 24, 2018

Nevsun Announces NDRC Regulatory Approval and Competition Act Clearance for Zijin Offer

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) today announced that it has been advised by Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) that Zijin has received one of the three required regulatory approvals from the People’s Republic of China (“PRC”) and has received Canadian Competition Act clearance for Zijin’ s proposed friendly takeover bid of Nevsun (the “Offer”).

The approval received is from the PRC’s National Development and Reform Commission (“NDRC”).  A second approval from the Ministry of Commerce (“MOFCOM”) is still pending. Once these two regulatory approvals are in hand, Zijin will submit, as soon as practicable, an application to the State Administration of Foreign Exchange (“SAFE”) for the third and final PRC regulatory approval required as a condition of the Offer.

As previously disclosed, Zijin’ s Offer for Nevsun is all cash consideration of C$6.00 per Nevsun share representing a premium of 57% over Nevsun's unaffected closing price of C$3.82 on May 7, 2018, the day Lundin Mining Corporation ("Lundin") first publicly announced its intention to acquire Nevsun. In addition, the Zijin Offer is C$1.25 per Nevsun share, or 26%, more than the C$4.75 per share hostile take-over bid for Nevsun launched by Lundin on July 26, 2018.

The transaction is also subject to approval under the Investment Canada Act and customary closing conditions. The Zijin Offer is not subject to any financing conditions. Nevsun will continue to work with Zijin to complete the transaction and will keep shareholders updated as conditions of the Offer are met.

The Nevsun and Zijin circulars are available under Nevsun's profile on SEDAR at www.sedar.com, with the United States Securities and Exchange Commission at www.sec.gov, and on Nevsun's website at www.nevsun.com. Nevsun's Board of Directors continues to recommend that Nevsun shareholders ACCEPT the Zijin offer by tendering their shares as noted in the Zijin circular, and continue to REJECT the hostile take-over bid launched by Lundin and NOT tender their shares to the Lundin offer, which will expire on November 9, 2018.

Advisors

Counsel for Nevsun’s Special Committee is Borden Ladner Gervais LLP, and its independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP and U.S. counsel is Gibson, Dunn & Crutcher LLP. The Company’s financial advisor is BMO Capital Markets.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Offer to purchase all of the shares of Nevsun and the terms and conditions of the Offer including Zijin securing financing, regulatory approvals being obtained, other transaction conditions being satisfied and estimated timing for completion of a transaction with Zijin, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD.

“Peter Kukielski”

Peter Kukielski
President & Chief Executive Officer

NEVSUN SHAREHOLDER QUESTIONS:

Laurel Hill Advisory Group

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For further information, contact: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com